UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
 Form 20-F  ☒                                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                                                      No ☒

Attached hereto and incorporated by reference are the following documents:

1.    Exhibit 99.1: Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months and three months ended June 30, 2009.

2.   Exhibit 99.2: The consolidated financial statements of Blue Square-Israel Ltd. for the six month period ended June 30, 2009, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are in addition to the second quarter 2009 results that were contained in a press release, dated August 17, 2009, and were submitted via Form 6-K.

This Form 6-K is hereby incorporated by reference into Blue Square's Registration Statement on Form S-8 (Registration No. 333-149175).

*  *  *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By: /s/ Elli Levinson Sela

____________________

Elli Levinson Sela, Adv.
General Counsel &
Corporate Secretary

Dated: January 21, 2010